Exhibit 4.2

Amendment #1 of Employment Agreement

This amendment #1 (“Amendment”) is entered into on June 1, 2017 by and between Ofer Maharshak (“Executive”) and Mobileye N.V. a company incorporated under the laws of the Netherlands with head offices at 13 Hartom Street, Jerusalem (“Company”), Israel, hereinafter together the “Parties”.

WHEREAS the Executive and Mobileye Vision Technologies Ltd. entered into an employment agreement dated March 27, 2016, which was replaced by another employment agreement on July 27, 2014 (“Employment Agreement”), which was later assigned to Mobileye N.V.; and

WHEREAS on March 12, 2017 the Company entered into a purchase agreement with Intel Corporation and Cyclops Holdings, Inc. (“Purchase Agreement”); and

WHEREAS the Parties wish to clarify certain terms of the Employment Agreement;

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.	Notwithstanding the terms of the Employment Agreement, or any agreement or arrangement between the Executive and the Company or any of its Subsidiaries, in the event the employment of the Executive is terminated for any reason (including due to voluntary termination and resignation), following the closing of the Purchase Agreement (other than for Cause as defined in the Employment Agreement), the Company RSUs and options then-held by the Executive shall automatically and immediately accelerate and vest in full upon such termination.

2.	All other terms and conditions of the Employment Agreement remain unaffected and continue to prevail.

Mobileye N.V.	Executive
Name: Amnon Shashua	Name: Ofer Maharshak
Title: Authorized Signatory	Title: Chief Financial Officer
Date: June 1, 2017	Date: June 1, 2017
Signature: /s/ Amnon Shashua	Signature: /s/Ofer Maharshak